FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  May 6, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Output Statement dated  6 May 2003



BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in April is given in the table below, together with comparative data for the previous financial year:-

                                          2002/03                                        2003/04
                               April               Year to Date                April               Year to Date
                        Output    Load Factor   Output       Load       Output    Load Factor   Output      Load
                         (TWh)        (%)        (TWh)    Factor (%)     (TWh)        (%)        (TWh)     Factor
                                                                                                             (%)

UK - Nuclear             5.71         83         5.71         83         5.52         80         5.52        80
UK - Coal                0.29         21         0.29         21         0.38         27         0.38        27
USA - Amergen            1.05         61         1.05         61         1.73         97         1.73        97


(50% owned)

UK - Nuclear

Planned Outages

  - A statutory outage continued at Dungeness B.
  - Off-load refuelling was carried out on the other reactor at Dungeness B.
  - Low-load refuelling was carried out on one reactor each at Hinkley Point B, Hunterston B and Torness.

Unplanned Outages

  - An outage was completed at Heysham 2 to carry out turbine repairs.

UK - Coal

  - A maintenance outage began on one unit at Eggborough

USA

  - A minor unplanned outage occurred at Clinton.



Contact:

David Wallace                      01355-262574            (Media Enquiries)
Paul Heward                        01355-262201            (Investor Relations)


Find this News Release on our web-site: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 6, 2003                         BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations